August 30, 2005

By U.S. mail and facsimile to (414) 524-3232

R. Bruce McDonald
Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

      Re:	Johnson Controls, Inc.
      Form 10-Q for the period ended March 31, 2005
      Filed May 6, 2005
      File No. 1-5097

Dear Mr. McDonald:

      We have reviewed your response letter dated August 19, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prior Comments 1, 2, and 3

We have read your response to prior comments 1, 2, and 3 in our letter dated August 5, 2005. In future filings, please provide this clarifying information in your management`s discussion and analysis.
In this regard, please disclose that:
* The voluntary tax election resulted in a capital loss of $539 million.
* You utilized $187 million of the capital loss during the six months ended March 31, 2005, resulting in a decrease in your provision for income taxes of $80.5 million as compared to the prior period.
* You have fully provided for the remaining capital loss of $352 million.
* The reasons for your full valuation allowance, as identified in the four bullet points in your response to prior comment 2.








Form 10-Q for the period ended June 30, 2005

Financial Statements

4. Product Warranties, page 8

You state that you have been increasingly offering discounts instead of warranties resulting in a decline in the overall warranty liability. In future filings, if material, please quantify the impact of this trend on your operating results and explain the key business, competitive, political, and/or economic factors for offering these discounts in your management`s discussion and analysis.

Management`s Discussion and Analysis, page 20

Operating Income, page 22

You state that the decrease in the operating income of Seating & Interiors - North America was primarily due to continued price reductions and material cost pressures and the deconsolidation of a joint venture, partially offset by a favorable mix compared to industry production, operational cost savings and lower engineering
expenses.   Please quantify the impact of the deconsolidation of
the
joint venture on the segment`s sales and operating profit. Please also explain to us the basis for consolidation prior to April 1, 2005 and deconsolidation subsequent to that date in accordance with
generally accepted accounting principles.   As part of your
response,
please clarify the rights and obligations associated with your equity ownership, as well as any other interests you hold in this joint venture. Please also clarify how operating control of the joint venture is determined and the circumstances resulting in the change in operating control, based on your statement in your Form 8-K filed
July 21, 2005, "On April 1, 2005, a seating and interiors joint venture was deconsolidated due to a change in operating control."
















*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR as a correspondence file. We may raise additional comments after we review your responses.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-
3738
or me at (202) 551-3255 if you have questions regarding these comments.

						Sincerely,


						Nili Shah
	Branch Chief
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Mr. R. Bruce McDonald
Johnson Controls, Inc.
August 30, 2005
Page 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE